UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934.

                                                   Commission File No. 001-07910

                                TOSCO CORPORATION
             (Exact name of registrant as specified in its charter)

                            1700 EAST PUTNAM AVENUE
                                   SUITE 500
                        OLD GREENWICH, CONNECTICUT 06870
                                 (203) 698-7500

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       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          COMMON STOCK, $0.75 PAR VALUE PER SHARE, AND THE ASSOCIATED
                        PREFERRED STOCK PURCHASE RIGHTS

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            (Title of each class of securities covered by this Form)

                      8.25% MORTGAGE BONDS DUE MAY 15, 2003
                          7.625% NOTES DUE MAY 15, 2006
                         7.25% NOTES DUE JANUARY 1, 2007
                       7.8% DEBENTURES DUE JANUARY 1, 2027
                       8.125% NOTES DUE FEBRUARY 15, 2030
                        7.9% DEBENTURES DUE JANUARY 1, 2047

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       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)  |X|      Rule 12h-3(b)(1)(i)  |X|
             Rule 12g-4(a)(1)(ii) |_|      Rule 12h-3(b)(1)(ii) |_|
             Rule 12g-4(a)(2)(i)  |_|      Rule 12h-3(b)(2)(i)  |_|
             Rule 12g-4(a)(2)(ii) |_|      Rule 12h-5           |_|
             Rule 12h-3(b)(2)(ii) |_|      Rule 15d-6           |_|

Approximate number of holders of record as of the certification or notice date:
                  Common Stock, $0.75 par value per share and the
                  associated Preferred Stock Purchase Rights:        ONE


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Pursuant to the requirements of the Securities Exchange Act of 1934, Tosco
Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 17, 2001                   TOSCO CORPORATION


                                            /s/ J.W. Sheets
                                         ---------------------------------------
                                         Name:  J.W. Sheets
                                         Title: Treasurer